EXHIBIT 99.1

TOP Ships Inc. Announces Compliance With NASDAQ Minimum Bid Price Requirement

ATHENS, Greece, April 11, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that NASDAQ notified the Company that it has regained compliance with the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5550(a)(2).

The Company also announced that shareholders who held fractional shares as a result of the reverse stock split effectuated on March 26, 2018 (the “Effective Date”), received a cash payment in lieu of the fractional shares to which the shareholder would otherwise be entitled multiplied by the opening price of the Company’s common shares on the Nasdaq Capital Market on the Effective Date.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Mr. Alex Nachman
Investor Relations
REDCHIP
Tel: +1 407 712 8960
Email: info@redchip.com